Exhibit 99.1

BW LPG Limited - Financial calendar

Singapore, 14 March 2025

Financial calendar for BW LPG Limited

FINANCIAL YEAR 2024

28.03.2025 - Annual Report

FINANCIAL YEAR 2025

15.05.2025 - Annual General Meeting

20.05.2025 - Quarterly Report - Q1

26.08.2025 - Half-yearly Report

02.12.2025 - Quarterly Report - Q3

BW LPG's Financial Calendar has been updated for the 2024 Annual Report release on the 28 March 2025.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is published pursuant to the requirements set out in the Continuing obligations.